Exhibit 99.1

Arrival Announces Redemption of Warrants

London, U.K. and Charlotte, USA - June 18, 2021 - Arrival (the “Company”; Ordinary Shares - NASDAQ: ARVL; CUSIP No. L0423Q 108; Warrants - NASDAQ: ARVLW; CUSIP No. L0423Q 116) announced today that the Company has elected to redeem, at 5:00 p.m. New York City time on July 19, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (“Public Warrants”) that were issued under the Warrant Agreement dated as of December 12, 2019 by and between CIIG Merger Corp. (“CIIG”) and Continental Stock Transfer & Trust Company, as warrant agent, as a part of the units sold in CIIG’s initial public offering (“IPO”), which Public Warrants were assumed by the Company in connection with the business combination between CIIG, the Company and ARSNL Merger Sub Inc.

Each Public Warrant will be redeemed by the Company for $0.01 per Public Warrant (the “Redemption Price”) on the Redemption Date, unless exercised before 5:00 p.m. on the Redemption Date. The Company is exercising its right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement that provides for the right to redeem all of the outstanding Public Warrants if the last reported sales price of the Company’s Ordinary Shares has been at least $18.00 per share on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which a notice of redemption is given. The reported sales price of the Company’s Ordinary Shares has been at least $18.00 per share on each of 20 trading days within the 30-trading day period ending on June 15, 2021.

Registered holders of Public Warrants will have until 5:00 p.m. on July 19, 2021 to exercise their Public Warrants. Each Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per Public Warrant exercised (the “Exercise Price”). Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be delisted, void and no longer exercisable, and the holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price.

As a result of the redemption, the Public Warrants will cease to be traded on the NASDAQ effective July 20, 2021.

As of the date hereof, the Company has 12,937,493 Public Warrants outstanding. If all such currently outstanding Public Warrants are exercised prior to the Redemption Date, the Company will issue an aggregate of 12,937,493 Ordinary Shares and receive potential gross exercise proceeds of approximately $148.8 million.

Beneficial holders desiring to exercise their Public Warrants should contact the brokerage firm holding their Public Warrants immediately to process their exercise and avoid redemption. Brokers will likely have an earlier deadline for beneficial holders to exercise their Public Warrants than the deadline for registered holders set forth above.

The Ordinary Shares underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F 1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333 254885).

This release is neither an offer to sell nor a solicitation of an offer to buy any securities of the Company.

About Arrival

Arrival (NASDAQ: ARVL) is reinventing the automotive industry with its entirely new approach to the design and assembly of electric vehicles. Low CapEx, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival is a global business founded in 2015 and headquartered in London, UK and Charlotte, North Carolina, USA, with more than 1,900 global employees located in offices across the United States, Germany, the Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first four Microfactories in North Carolina, USA, South Carolina, USA, Madrid, Spain, and Bicester, UK.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the amount of Ordinary Shares to be issued and the proceeds to be received in connection with the exercise of Public Warrants prior to the Redemption Date. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, a lower number of holders of Ordinary Shares exercising their Public Warrants prior to the Redemption Date. The foregoing list of factors is not exhaustive. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts

Media

pr@arrival.com

Investors

ir@arrival.com